Exhibit 99.10 Notice to ASX 2020 Half year results presentation 29 July 2020 Attached is the Rio Tinto 2020 half year results presentation to be given today by Rio Tinto chief executive Jean-Sébastien Jacques, and chief financial officer Jakob Stausholm. The presentation slides are also available at www.riotinto.com/invest/presentations/2020/half-year-results. The presentation will be webcast live at 6.30pm Australian Eastern Standard Time and can be accessed at www.riotinto.com/invest/presentations/2020/half-year-results. Page 1 of 2

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This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

Page 2 of 2

2020 Half Year Results 29 July 2020

Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries, “Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This document, including but not limited to all forward-looking figures, contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, "would", “should”, "could", “will”, “target”, “set to”, "seek", "risk" or similar expressions, commonly identify such forward-looking statements. Examples of forward-looking statements include, among other things, those regarding business strategy, plans and objectives of management for future operations (including any statements related to the ongoing impact of the COVID-19 pandemic), estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this presentation which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements which speak only as to the date of this presentation. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto's present and future business strategies and the environment in which Rio Tinto will operate in the future. Important factors that could cause Rio Tinto's actual results, performance or achievements to differ materially from those in the forward-looking statements include levels of actual production during any period, market prices, ability to produce and transport products profitably, demand for our products, changes to the assumptions regarding the recoverable value of our tangible and intangible assets, the effect of foreign currency exchange rates on market prices and operating costs, operational problems, the actions of competitors, activities by governmental authorities, such as changes in taxation or regulation, political uncertainty and economic conditions in relevant areas of the world, the risks and uncertainties associated with the ongoing impacts of COVID-19 or other pandemic and other such risk factors identified in Rio Tinto's most recent Annual report and accounts in Australia and the United Kingdom and the most recent Annual report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") or Form 6-Ks furnished to, or filed with, the SEC. The above list is not exhaustive. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption caused by the outbreak of COVID-19. Except as required by applicable regulations or law, Rio Tinto does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward-looking statements will not differ materially from actual results. In this presentation all figures are US dollars unless stated otherwise. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release and/or Annual report. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof. 2 ©2020, Rio Tinto, All Rights Reserved

J-S Jacques Chief Executive

Extraordinary global challenges Restrictions on movements of people and goods and severe dislocations in certain (commodity) markets 80 200 180 60 Global flights, in thousands in flights, Global 160 40 140 120 20 100 bbl 0 80 US$/ -20 60 40 -40 20 -60 0 Jan-2020 Feb-2020 Mar-2020 Apr-2020 May-2020 Jun-2020 Jul-2020 WTI oil price, US$/bbl Global flights, 7 day rolling average (RHS) Source: Rio Tinto, Factset, Bloomberg, FlightRadar 4 ©2020, Rio Tinto, All Rights Reserved

A resilient performance in H1 2020 Health, safety & well being our top priority – good progress $9.6 billion $3.8 billion Underlying EBITDA Paid to shareholders2 47% & 21% $2.7 billion Underlying EBITDA margin & ROCE1 Corporate taxes paid $2.8 billion $1.2 billion Free cash flow Royalties3 $4.8 billion $2.7 billion Net debt Capital invested 1 Return on Capital Employed (ROCE) is defined as annualised underlying earnings excluding net interest divided by average capital employed (operating assets before net debt) 2 $3.6 billion in ordinary dividends and $0.2 billion in share buy backs 3 Government and private royalty expenses in H1 5 ©2020, Rio Tinto, All Rights Reserved

Financial resilience supports sustainability Cultural Heritage COVID-19 – Engaging with PKKP1, Traditional Owners – Fully embedded rigorous health and hygiene across our operations and Indigenous groups controls across Australia – Progressing a return to normal rosters where – Board review of heritage management process possible and permitted completed by October 2020 – Applying technology to overcome hurdles from – Contribute to Senate inquiry and support the restrictions e.g. virtual reality glasses in planned review of the Heritage Act of 1972 in Mongolia Western Australia by 31 July 2020 Climate Health, safety & well being – Execute on new emissions targets – Maintain focus during a period of significant changes in manning, work practices and – Climate embedded with strategy, portfolio and procedures. AIFR2 of 0.37 versus 0.42 in 2019 closure in ExCo – Manage additional challenges from changes in – Develop detailed work programs for our work practices post COVID-19 partnerships to reduce supply chain emissions – Support our communities in managing the impact of COVID-19 1 The Puutu Kunti Kurrama and Pinikura people 2 AIFR = all injury frequency rate 6 ©2020, Rio Tinto, All Rights Reserved

$3.8bn of cash returns paid in H1 2020 with $2.5bn in H2 $1.2bn $3.6bn + $2.5bn Sustaining capex Ordinary dividends paid 2020 interim dividend to be paid in September 2020 47% $1.5bn EBITDA margin Development capex $5.6bn +8% of operating TSR2 21% cash flow ROCE1 $0.3bn $0.2bn ERA fund transfer to trust Buy-backs3 $1.2bn Increase in net debt 1 Return on Capital Employed (ROCE) is defined as annualised underlying earnings before net interest divided by average capital employed (operating assets before net debt) 2 Total Shareholder Return (TSR) in USD from 1 January to 23 July 2020 for the DLC 3 $0.2 billion of on-market share buy-backs in Rio Tinto plc completed by 28 February 2020 Numbers have been rounded to the nearest $0.1 billion 7 ©2020, Rio Tinto, All Rights Reserved

Jakob Stausholm Chief Financial Officer

Resilient iron ore market in a turbulent world economy ... China’s crude steel production (Mt annualised) Iron Ore* (1% increase YoY) 140 Mtpa 5 Yr Range 5 Yr Average 2019 2020 62% price HY Average 120 1150 1100 100 1050 80 1000 950 60 900 40 850 20 800 750 0 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan-18 May-18 Sep-18 Jan-19 May-19 Sep-19 Jan-20 May-20 Seaborne Iron Ore supply run rate** (Mt annualised) – Resounding recovery in China’s steel demand and production to Mtpa Range 2016-2019 2019 2020 Average 2016-2019 record levels in June 1800 1700 – Weaker steel markets in Europe, US, Japan, Korea and Taiwan but 1600 diverted iron ore absorbed in China 1500 1400 – Solid seaborne supply from Australia. Brazil struggled to deliver 1300 and rest of the world modestly impacted by temporary COVID-19 1200 restrictions 1100 1000 – Scrap generation and processing also disrupted but recovery Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec underway * Per dry metric tonne, FOB basis. ** Major suppliers annualised, reported at 100%. Sources: Rio Tinto, Port Hedland, LBH, Mysteel, World Steel Association, Bloomberg, Baltic Exchange, Wood Mackenzie 9 ©2020, Rio Tinto, All Rights Reserved

... with very volatile prices in other key commodities

Aluminium*
(-13% decrease YoY)


Price
MW Premium (RHS)
HY Average
2800
2600
2400
2200
2000
1800
1600
1400
550
500
450
400
350
300
250
200
150
100
Jan-18 May-18 Sep-18 Jan-19 May-19 Sep-19 Jan-20 May-20

Very weak demand from automotive and transport industries

Product mix shift from Value Added Product (VAP) to commodity grades

Limited supply disruptions or curtailment from COVID-19

Copper*
(-11% decrease YoY)


Price
HY Average
320
300
280
260
240
220
200
Jan-18 May-18 Sep-18 Jan-19 May-19 Sep-19 Jan-20 May-20

Price recovery initially driven by rapid rebound in Chinese demand

Significant impact on supply from COVID-19 especially in South America

Investor positioning switched from net short to net long at end of period

TiO_2* (chloride slag)
(+7% increase YoY)


Price
HY Average
850
800
750
700
650
600
Jan-18 May-18 Sep-18 Jan-19 May-19 Sep-19 Jan-20 May-20

Weakness in downstream paint and plastics industries impacted feedstock demand from Q2

COVID-19 supply impact limited to temporary curtailments. Mine depletions a bigger factor

Some lag through supply chain between demand and market impact

* Average LME price | YoY change reflects change in average half year price on previous corresponding period, aluminium price and Mid West premium are in $ per ton, copper in $ cents per lb and TiO2 in $ per ton
Sources: Rio Tinto, Platts, Bloomberg, Baltic Exchange, TZMI

10
©2020, Rio Tinto, All Rights Reserved

Very resilient financial results ($bn, except for per share data) H1 2020 H1 2019 Comparison Gross revenue 20.3 21.8 -7% Underlying EBITDA 9.6 10.3 -6% ROCE 21% 23% Cash flow from operations 5.6 6.4 -12% Free cash flow 2.8 3.9 -28% Underlying earnings 4.8 4.9 -4% Underlying earnings per share ($) 2.94 3.02 -3% Net earnings 3.3 4.1 -20% Ordinary dividend per share ($) 1.55 1.51 +3% Net debt 4.8 4.9 -1% 11 ©2020, Rio Tinto, All Rights Reserved

Stable EBITDA at constant prices and exchange Underlying EBITDA $ billion 10.3 0.6 0.3 9.9 0.1 0.2 0.1 0.2 0.3 0.2 9.6 Iron Ore -0.06 Aluminium -0.45 Copper -0.15 Other +0.05 H1 2019 Price Exchange Flexed H1 Volume Unit cash Energy Inflation Non-cash One-offs H1 2020 underlying 2019 and mix costs costs & underlying EBITDA underlying Evaluation/ EBITDA EBITDA other Other and one-offs variance includes movements in central costs, non-cash costs and Exploration & Evaluation costs 12 ©2020, Rio Tinto, All Rights Reserved

Temporary lower cash conversion $ billion -0.2 0.9 Temporary 4.9 4.8 -1.1 0.2 3.9 0.2 2.8 0.9 0.4 0.3 0.4 Capex / Working Joint venture Taxes Provisions Total Depreciation capital income / expensed/ / Other** dividend* paid Underlying earnings Free cashflow H1 2019 H1 2020 * Includes income and dividends related to equity accounted units and non controlling interests, ** Including lease principle payments, interest expenses versus payments, derivative payments and other 13 ©2020, Rio Tinto, All Rights Reserved

Iron Ore Strong operating performance at a time of high price H1 2020 H1 2019 2020 We remain even more committed Operating metrics comparison guidance to our relationship with communities Average realised price* $85.4 /t 0% via active engagement, following the events in the Juukan Gorge area Shipments (100% basis) 159.6mt + 3% 324-334Mt Operating cost / t** $14.5 / t -1% $14-15 / t Consistency in EBITDA and margin from strong performance and Financial metrics ($bn) resilient pricing Revenue 11.5 + 2% Operating cost guidance range EBITDA 7.7 + 2% unchanged, includes: Margin (FOB) 72% 0 pp – Additional costs associated with COVID-19 in 2020 of ~$0.50 / t Operating cash flow 5.5 + 4% Koodaideri Phase 1 and Robe JV Sustaining capex 0.6 + 18% 1.0-1.5 Sustaining development projects Replacement and growth capex 0.6 + 218% continue to progress. Primary approvals for Mesa H received ROCE 64% + 2pp July 2020 * Dry metric tonne, FOB basis | ** Unit costs are based on operating costs included in EBITDA and exclude royalties (state and third party), freight, depreciation, tax and interest. Operating cost guidance based on AUD:USD FX rate of 0.67 | Note: numbers reflect Pilbara operations and Dampier Salt. 14 ©2020, Rio Tinto, All Rights Reserved

Aluminium

Stable operations and good cash conversion in challenging market

Operating metrics	H1 2020	H1 2019 comparison	2020 guidance
Average aluminium price*	$1,849 / t	- 15%	
Average alumina price**	$ 264 / t	- 30%	
Production – bauxite	28.4Mt	+ 8%	55-58Mt
Production – alumina	4.0Mt	+ 3%	7.8-8.2Mt
Production – aluminium	1.6Mt	- 2%	3.1-3.3Mt
Canadian smelters – hot metal cash costs****	$1,196 / t	- 15%	Refer to p45

Financial metrics ($bn)			
Revenue	4.5	- 12%	
EBITDA	0.9	- 18%	
Margin (integrated operations)	23%	- 2pp	
Operating cash flow	1.1	+ 4%	
Sustaining capex	0.4	- 3%	
Replacement and growth capex	0.1	- 72%	
ROCE	3%	- 1pp	

FCF of $0.6 billion despite challenging market conditions

Lower prices impacted EBITDA by $0.5 billion, including product mix shift in primary metal

Stable operations across all three segments; bauxite, alumina and aluminium

Commercial agility. Temporarily replaced VAP with re-melt products. Supports cash conversion


2

* Realised price, including VAP and mid-west premium | ** Platts Alumina PAX FOB Australia | *** Excluding Dunkerque and Becancour smelters
**** Operating costs defined as hot metal cash costs for the Canadian smelters (alumina at market price)

15

©2020, Rio Tinto, All Rights Reserved

Copper & Diamonds

Focus on productivity as price, grades and earthquake impact result

Operating metrics	H1 2020	H1 2019 comparison	2020 guidance
Copper realised price	250 c/lb	- 11%	
Production – mined copper	266kt	- 5%	475-520kt
Production – refined copper	74kt	- 43%	165-205kt
Production – diamonds	7.7Mct	- 7%	12-14Mct
Unit cost*	124 c/lb	+ 37%	120-135 c/lb
Financial metrics ($bn)			
Revenue	2.1	- 28%	
EBITDA	0.7	- 45%	
Margin (product group ops)	39%	- 7pp	
Operating cash flow	-	-96%	
Sustaining capex	0.2	+1%	
Replacement and growth capex	0.7	+ 6%	
ROCE**	1%	- 5pp	

EBITDA and margin impacted by lower price, lower grades and earthquake at Kennecott

Cash flow temporarily impacted by Kennecott smelter shutdown and flash converting furnace rebuild in Q2

OT underground preferred mine design selected. Caving mining method confirmed. Agreed preferred domestic power solution. Open pit continued uninterrupted

Maiden Mineral Resource announced at Winu project and new gold-copper mineralisation discovered 2 km east of Winu



* Unit costs for Kennecott, OT and Escondida utilises the C1 unit cost calculation where Rio Tinto has chosen Adjusted Operating Costs as the appropriate cost definition. C1 costs are direct costs incurred in mining and processing, plus site G&A, freight and realisation and selling costs. Any by-product revenue is credited against costs at this stage

** Total Product Group including evaluation projects/other

16

RioTinto

©2020, Rio Tinto, All Rights Reserved

Energy & Minerals

Steady performance with some COVID-19 constraints

Operating metrics	H1 2020	H1 2019 comparison	2020 guidance
IOC pellets price*	$117 / t	- 17%	
TiO_2 slag price**	$809 / t	+ 7%	
Production – IOC	5.3Mt	+ 6%	10.5-12.0Mt
Production – TiO_2	0.6Mt	- 7%	1.2-1.4Mt***
Production – Borates	0.3Mt	+ 2%	0.5Mt
Financial metrics ($bn)			
Revenue	2.3	- 8%	
EBITDA	0.7	- 23%	
Margin (product group ops)	34%	- 6pp	
Operating cash flow	0.4	- 39%	
Sustaining capex	0.1	-28%	
Replacement and growth capex	0.0	-52%	
ROCE****	10%	- 7pp	

Operational stability despite some COVID restrictions in Canada and South Africa

Commercial flexibility at IOC:

- More concentrate in the product supply for the Asian market
- EBITDA margin of 44%

Zulti South project remains on hold

Feasibility funding approved at Jadar lithium project

Simandou project progressing. Collaborate with partners to optimise infrastructure elements



* Wet metric tonne | **Chloride Slag, TZMI May 2020 forecast | *** Equity share. At lower end of guidance range | ****Total Product Group including evaluation projects/other

17

©2020, Rio Tinto, All Rights Reserved

Disciplined allocation of capital Essential 1 sustaining capex Further cash returns to Compelling Ordinary shareholders growth 2 dividends Iterative 3 cycle of Debt management 18 ©2020, Rio Tinto, All Rights Reserved

Continue to invest $20bn over three years Capital expenditure profile Controlled ramp-up of investments $ billion continues. ~7.0 ~7.0 H1 2020 capex of $2.7 billion Depreciation ~6.0 - Sustaining capex of $1.2 billion 5.4 5.5 - Development and replacement 4.5 capex of $1.5 billion Capital portion of $1 billion climate-related spend included. Climate spend extends beyond capex guidance period 2.7 2.4 2.4 Sustaining capex of up to $3 1.8 billion per year, of which Pilbara Iron Ore is $1.0-1.5 billion per year 2017A 2018A 2019A 2020F 2021F 2022F Sustaining Pilbara replacement Pilbara replacement includes Other replacement Development Koodaideri, Robe River and H1 total capex October 2019 guidance Western Turner Syncline phase 2 mine developments from 2019 19 ©2020, Rio Tinto, All Rights Reserved

Maintained our balance sheet strength Net debt Balance sheet strength is an asset. $ billion Offers resilience and creates optionality 14.1 Gearing 10% and net debt to LTM^ EBITDA of 0.23 12.9 11.3 10.0 Operating cash flow of $5.6 billion 9.3 9.3 following $1 billion of taxes paid in June 8.0 9.6 2020 relating to 2019 profits 7.6 5.6 4.9 4.8 Fully absorbed the 2019 final dividend of $3.6 billion and share buy-back of $0.2 5.2 4.9 4.8 billion 3.8 3.7 -0.3 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 pro forma net debt* Reported net debt * Pro-forma net debt adjusts for the remainder of previously announced buy-backs from operations, lags in shareholder returns from disposal proceeds, Australian tax lag and disposal-related tax lag and the impact of IFRS 16 Leases accounting change for the prior periods. This lease accounting change is reflected in the June and December 2019 reported net debt ^LTM = Last Twelve Months 20 ©2020, Rio Tinto, All Rights Reserved

Shareholder returns based on a well defined pay-out policy Shareholder returns of 40-60% of underlying earnings on average $2.5 billion ordinary interim dividend, through the cycle $1.55 per share, up 3% year-on-year 53% pay-out ratio 160% 140% Primary decision taken by Board for final dividend 120% 100% Total pay-out has consistently exceeded the policy in the last four years 80% 60% 53% 40% 20% 0% 2016 2017 2018 2019 H1 2020 2016-2019 Ordinary dividend Additional return Return of disposal proceeds Interim ordinary dividend 21 ©2020, Rio Tinto, All Rights Reserved

Our investment case in action Our assets Our approach Our performance in H1 2020 Long life Sustainability (ESG) $4.8 billion underlying earnings Competitive Operational Excellence $2.7 billion of profit taxes paid + = Expandable Value over volume $1.2 billion royalty expenses1 Sustainable Capital discipline $2.7 billion invested in capital projects Strong balance sheet Counter-cyclical $3.8 billion dividends and share buy-backs2 Unique strength and resilience 1 Government and private royalty expenses 2 Cash returns (dividends and share buy-backs) are stated on a cash flow basis 22 ©2020, Rio Tinto, All Rights Reserved

J-S Jacques Chief Executive

Improved conditions but wide range of potential outcomes ahead A V-shaped recovery in China so far: high frequency data Current state of play 200 90 175 85 – China: improvement in conditions with good 150 80 performance in construction and infrastructure 125 75% 100 70 sectors. Support for consumer confidence from 75 65 house prices and stock market 50 60 25 55 – Europe and US: re-opening started with visible 0 50 improvements taking place but from a low base 5-Jul 5-Apr 7-Jun 1-Mar 8-Mar 2-Feb 9-Feb 3-May 12-Apr 19-Apr 26-Apr 14-Jun 21-Jun 28-Jun 12-Jan 19-Jan 26-Jan 15-Mar 22-Mar 29-Mar 16-Feb 23-Feb 10-May 17-May 24-May 31-May – Other regions: still in earlier stages of handling Index Property sales Heavy truck sales the impact of COVID-19 Start year = 100 Subway passenger Rebar capacity utilizaition (RHS) A more tentative recovery in the rest of the world Path forward 1800 90% 1700 A wide variety of scenarios remain possible with 1600 80% outcomes driven by: 1500 Kt 1400 70% 1300 1. Rate of re-opening 1200 60% 1100 2. Efficacy of stimulus 1000 50% Utilization Capacity - -9 -8 -7 -6 -5 -4 -3 -2 -1 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 3. Risk of resurgence in infections and lock downs 10 Week from Lockdown US Steel Production (Kt) China Rebar Capacity Utilisation Source: Rio Tinto, Bloomberg, CEIC, Mysteel 24 ©2020, Rio Tinto, All Rights Reserved

Enhance resilience, strengthen partnerships and continue to adapt Resilience Partnerships Agile Strong balance sheet Access to resources COVID-19 tactical response Disciplined capital allocation Technology and R&D Rio Tinto post COVID-19 Access to markets Risk sharing New approach to growth Value over volume Climate change Market opportunities Major hazards and critical risks Communities People skills and capabilities 25 ©2020, Rio Tinto, All Rights Reserved

Financial, operational and commercial resilience Strong balance sheet & capital discipline A well tested and successful framework Access to markets Iron ore to China, Aluminium across North America Value over volume Free cash flow per share. Low operating costs People Health, safety & well being. Skills of the future Understanding and managing critical risks Supply chains, physical risk at assets and projects, climate action 26 ©2020, Rio Tinto, All Rights Reserved

Building our portfolio and creating options

Exploration & Evaluation

- $0.3 billion exploration and evaluation in H1
- Copper a priority – Winu, Resolution
- New commodities including battery materials
- Jadar lithium in Serbia

Investment

- $1.5 billion development capital in H1
- Pilbara replacement: Koodaideri, West Angelas C&D, Mesa mines B,C and H at Robe Valley
- South Wall pushback at Kennecott
- Oyu Tolgoi in Mongolia

Partnerships

- Simandou
- Technology breakthroughs for climate and productivity
- Ventures team and M&A watching brief
- Mine tailings processing



27

©2020, Rio Tinto, All Rights Reserved

Oyu Tolgoi Underground takes another step to first production Preferred mine design selected – lowering risk, providing optionality for extension – Block caving remains a viable mining option with pillars between panels to Hugo North ore body Longitudinal section address stability risks Remote technology – Design retains optionality for future extension at depth and material in pillars PanelPrimary 2 crusher 1 may be recoverable later in mine life Pillar Panel 1 Panel0 Pillar – First sustainable production between October 2022 to June 2023 with $6.6- 7.1 billion development capital for Panel 0, subject to potential COVID-19 related delays – Underground lateral development continues to achieve high development productivity (1,800 eqm per month H1 2020) Potential for extension of Panels 1 and 2 – Construction of underground materials handling system infrastructure impacted by COVID-19 restrictions with progress at approximately 40% of planned rates – Shafts 3 and 4 and non critical surface construction work areas are in care and maintenance – Definitive estimate to be delivered by year-end 28 ©2020, Rio Tinto, All Rights Reserved

Winu progressing with Maiden Resource and further positive results – Inferred Mineral Resource of 503 Mt at 0.45% CuEq (0.2% CuEq cutoff) and 188 Mt @ 0.68% CuEq (0.45% CuEq cutoff)* – Deposit open at depth as well as to the North and Southeast – Studies progressing - metallurgical testing and baseline studies well advanced – Mineralisation enables a relatively shallow open-pit mine with industry- standard processing technology – Subject to regulatory approvals, Traditional Owner and other consents, first production targeted for 2023 – Discovery of new gold-dominant mineralisation 2km east of Winu at the Three JVs in the Paterson Province include the Citadel JV with Antipa Minerals, the Waukarlycarly JV with Alloy Ngapakarra prospect Resources, and the West Paterson JV with Carawine Resources. – We also have three Joint Ventures in the Paterson Province, and have only explored in 2% of our tenements to date * Refer to the release to the ASX on 28 July 2020 "Rio Tinto reveals maiden Resource at Winu and new discovery”. The Competent Person responsible for the information in that release that relates to Mineral Resources and Exploration Results is Dr Julian Verbeek. Rio Tinto confirms that it is not aware of any new information or data that materially affects the information included in the market announcement, that all material assumptions and technical parameters underpinning the estimates in the market announcement continue to apply and have not materially changed, and that the form and context in which the Competent Person’s findings are presented have not been materially modified. 29 ©2020, Rio Tinto, All Rights Reserved

$38bn cash returns since 2016 including $2.5bn to be paid in H2 2020 $2.5bn $10bn $22bn + Sustaining capex Ordinary and special 2020 interim dividend dividends paid to be paid in September 2020 44% average EBITDA $55bn margin1 operating cash flows $11bn $67bn $4bn Development capex Buy-backs 27% 17% + $12bn of cash TSR3 average ROCE1 divestments (2016-H1 2020) 2 4 $10bn $10bn Buy-backs and special Reduction in net debt dividends from disposals 1 Average EBITDA margin and average ROCE from 2016 to H1 2020. Return on Capital Employed (ROCE) is defined as underlying earnings before net interest divided by average capital employed (operating assets before net debt) 2 $0.2 billion of on-market share buy-backs in Rio Tinto plc completed by 28 February 2020 | 3 Total Shareholder Return (TSR) in US$, CAGR from 1 January 2016 to 23 July 2020 for the DLC. 4 $10.4 billion reduction in net debt is the cash movement and is offset by a $1.4 billion increase from non-cash movements. This results in a $9 billion reduction in net debt from $13.8 billion at the end of 2015 Numbers have been rounded to the nearest $ billion 30 ©2020, Rio Tinto, All Rights Reserved

Appendices 29 July 2020

Lower aluminium and copper prices Underlying EBITDA H1 2020 vs H1 2019 $ million 12,000 10,250 Iron ore Iron & Titanium Diamonds Copper Aluminium* Other, net 1,000 10,000 (604) 8,000 130 0 6,000 (28) (47) (63) (148) 4,000 (448) -1,000 2,000 0 H1 2019 Price underlying EBITDA * Aluminium includes alumina and bauxite and includes movements in market and other premia 32 ©2020, Rio Tinto, All Rights Reserved

Only small variations in volumes across commodities Underlying EBITDA H1 2020 vs H1 2019 $ million 12,000 87 10,250 50 255 125 9,869 31 10,000 (604) (157) (106) (35) 8,000 (49) (55) (135) 6,000 4,000 Diamonds Gold Aluminium Copper Iron & Iron Ore Other Titanium 2,000 0 H1 2019 Price Exchange Energy Inflation Flexed Volumes underlying rates H1 2019 & Mix EBITDA underlying EBITDA Aluminium includes alumina and bauxite. Aluminium variance excludes profit impact of volumes lost related to Kitimat pot relining and ISAL preventative pot-line shutdown. 33 ©2020, Rio Tinto, All Rights Reserved

RioTinto

Iron Ore

Very stable EBITDA

Underlying EBITDA H1 2020 vs H1 2019

$ million



7,552
54
33
58
(38)
7,659
(21)
(60)
120
7,698
7,000
H1 2019 underlying EBITDA
Price
Exchange rates
Energy
Inflation
Flexed H1 2019 underlying EBITDA
Volumes and Mix
Cash costs
Other
H1 2020 underlying EBITDA

- We increased our iron ore shipments by 3% compared with 2019 first half, in line with our solid operational performance. This occurred during a period of robust pricing for our high-quality products, which was driven by strong demand from China and constraints in seaborne supply.
- Our Pilbara operations delivered an underlying FOB EBITDA margin of 72%, consistent with 2019 first half.
- 2020 first half Pilbara unit cash costs were $14.5 per tonne (2019 first half: $14.6 per tonne). Cost guidance for full year of $14-$15 per tonne includes $0.5 per tonne of unplanned one-off COVID-19 related costs (based on a A$:US$ exchange rate of 0.67), which relate to the controls we have put in place to keep our people safe such as cleaning, additional flights, screening and roster changes. However, these were largely mitigated by productivity gains, lower diesel costs and a weaker Australian dollar.

- The gross sales revenue for Pilbara operations included freight revenue of $0.6 billion (2019 first half: $0.6 billion).
- We priced approximately 79% of our sales with reference toto the average index price for the month of shipment. In 2020 first half, we priced approximately 14% of sales by reference to the prior quarter's average index lagged by one month, with the remainder sold either on current quarter average or on the spot market.
- Approximately 69% of our sales included freight and 31% on an FOB basis.
- Other includes $228m reflecting the recovery from the fire at Cape Lambert A in 2019 first half partially offset by COVID-19 related cost of $(101)m.

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RioTinto

Aluminium

Lower prices partly offset by improved costs and higher bauxite volumes

Underlying EBITDA H1 2020 vs H1 2019

$ million


1,127
1,000
0
(457)
113
22
(55)
750
31
166
(22)
925
H1 2019 underlying EBITDA
Price
Exchange rates
Energy
Inflation
Flexed H1 2019 underlying EBITDA
Volumes & Mix
Cash cost reductions
Other
H1 2020 underlying EBITDA

- Underlying EBITDA of $0.9 billion was 18% lower than 2019 first half. The weaker pricing environment, in particular for primary metal, weaker currencies, inflation and energy prices impacted EBITDA by $0.4 billion. Underlying improvements from higher bauxite volumes, lower costs, productivity improvements and lower input prices, primarily for caustic soda and petroleum coke, contributed a $0.2 billion uplift, reflecting the resilience we have embedded in the business.
- This supported us to sustain our industry leading EBITDA margin at 23%, only slightly lower than the first half of 2019 (25%).
- The average realised aluminium price of $1,849 per tonne, 15% lower than 2019 first half ($2,174 per tonne).
- The cash LME price averaged $1,595 per tonne, 13% lower than 2019 first half. In our key US market, the mid-West premium duty paid declined 41% to $249 per tonne (2019 first half: $420 per tonne).
- We aligned our product offering with market conditions, selling a higher percentage as standard ingot products (P1020) and a lower proportion as VAP: in 2020 first half, VAP represented 40% of the primary metal we sold (2019 first half: 54%) and generated product premiums averaging $208 per tonne of VAP sold (2019 first half: $242 per tonne).
- Although we are broadly balanced in alumina, approximately 2.2 million tonnes of our legacy alumina sales contracts are exposed to a fixed linkage to the LME price. These contracts date back to 2005 or earlier, and the majority expire between 2023 and 2030. The opportunity loss from these legacy contracts was around $50 million in 2020 first half, compared with around $150 million in 2019 first half.

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Copper & Diamonds

Lower volumes due to lower grades, KUC earthquake and lower prices

Underlying EBITDA H1 2020 vs H1 2019

$ million


1,250
250
1,213
H1 2019 underlying EBITDA
(99)
Price
59
Exchange rates
35
Energy
(24)
Inflation
1,184
Flexed H1 2019 underlying EBITDA
(154)
Volumes and Mix
(202)
Cash cost reductions
(138)
KUC Earthquake
(20)
Other
670
H1 2020 underlying EBITDA

- At $0.7 billion, our underlying EBITDA was 45% lower than 2019 first half.
- Price declines, due to weaker markets from the global COVID-19 pandemic, drove EBITDA $0.1 billion lower, with an 11% decrease in realised copper prices to 250 US cents per pound and a 39% decrease in realised diamond prices.
- We also incurred a $0.1 billion one-off hit at Kennecott, where the asset was impacted by a 5.7 magnitude earthquake in mid-March. This resulted in the flash converting furnace being offline and requiring a rebuild, in addition to the planned smelter shutdown.
- Lower grades across most of our assets accounted for the remaining decline in EBITDA, partly offset by productivity improvements achieved across all assets.

- Cash from our operating activities was $32 million, a $0.7 billion decline on 2019 first half, largely driven by: lower gold volumes from Oyu Tolgoi, lower volumes from Kennecott following the earthquake, lower dividends from Escondida and lower prices and volumes for our diamond business.
- The lower prices were offset by productivity and cost improvements. Due to the rebuild of the flash converting furnace and planned smelter shutdown at Kennecott, there was also a build-up in matte inventories, which will be reduced in the second half as the smelter comes back online.
- Free cash flow was an outflow of $0.9 billion, reflecting $0.9 billion of capital expenditure, including ongoing activities at the Oyu Tolgoi underground project.

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RioTinto

Energy & Minerals

Lower prices and one-off costs primarily relating to RBM

Underlying EBITDA H1 2020 vs H1 2019

$ million


2,000
1,000
0
954
(157)
48
14
(40)
819
8
(16)
(50)
(22)
739
H1 2019 underlying EBITDA
Price
Exchange rates
Energy
Inflation
Flexed H1 2019 underlying EBITDA
Volumes and Mix
Cash costs
One-offs
Other
H1 2020 underlying EBITDA

- The business was stable and resilient from an operational perspective, despite some government-imposed COVID-19 restrictions, notably in Canada and South Africa. At Iron Ore Company of Canada (IOC), we took advantage of stronger market conditions in Asia and switched our product mix, prioritising concentrate over pellets.
- Underlying EBITDA of $0.7 billion was 23% lower than 2019 first half, primarily reflecting a $0.2 billion impact from lower pricing across the portfolio, with iron ore pellets being the main contributor.
- We generated net cash of $0.4 billion from our operating activities and $0.3 billion of free cash flow, reflecting the pricing environment and our stable operational performance. Tax payments were $0.1 billion higher than in 2019 first half.
- IOC production of pellets and concentrate was 6% higher than 2019 first half, with more concentrate in the product mix to match market demand. Production in 2019 first half was also adversely affected by a flooding incident in June 2019.
- Total shipments of pellets and concentrates were 9.4 million tonnes (our share 5.5 million tonnes), 14% higher than 2019 first half.
- Titanium dioxide feedstock production was 7% lower than 2019 first half. This was due to community disruptions that resulted in a site-wide shutdown at RBM in December 2019, as well as COVID-19 government restrictions, which resulted in a further curtailing of the site. Operations have since resumed following the COVID-19 restrictions. However, we are managing the situation carefully in the challenging South African environment, ensuring first and foremost the health and safety of our workforce and contractors.
- All nine furnaces at Rio Tinto Fer et Titane (RTFT) are in operation, with three of four furnaces in operation at RBM. We will continue to operate to market demand, ensuring appropriate feedstock for our customers and will decide to idle, modulate or re-start the remaining idled furnace accordingly.

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RioTinto

Other movements in underlying EBITDA

Underlying EBITDA impact

$ million	H1 2019	FX/ price	Energy & Inflation	Volumes	Cash costs	E&E	Non-cash	Interest, tax, other	H1 2020
Other operations	(88)	55	(5)	30	(53)	-	35	16	(10)
Exploration & Evaluation (net)	(138)	-	-	-	-	27	-	(10)	(121)
Other	(370)	2	1	-	(29)	-	(28)	181	(243)
Total	(596)	57	(4)	30	(82)	27	7	187	(374)

- Other operations includes the Gove alumina refinery (curtailed in May 2014), Rio Tinto Marine and Legacy projects
- Central exploration & evaluation costs of $121m were 12% lower than the 2019 first half. There have been significant impacts on exploration activities in some jurisdictions due to COVID-19. All projects have followed government requirements and guidelines while focusing on protecting well-being and health of local and indigenous communities.

- Other costs of $243 million (pre-tax) were 34% lower than 2019 primarily due to:
  - lower restructuring, project and one-off central costs of $72m were 59% lower mainly due to lower provisions recognised in 2020 than first half 2019 in respect of legacy operations and the absence of operating model project costs in 2020
  - lower central pension costs, share-based payments and insurance costs were a credit of $102m (32% higher than 2019 first half) mainly due to higher insurance premiums in 2020 with a lower offset from claims than the 2019 first half.
  - central costs of $273m were in line with the 2019 first half.

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Group level financial guidance FY2020 FY2021 FY2022 CAPEX Total Group ~$6.0bn ~$7.0bn ~$7.0bn Sustaining Capex Group Up to $3.0bn Up to $3.0bn Up to $3.0bn Pilbara Sustaining Capex $1.0-1.5bn $1.0-$1.5bn $1.0-$1.5bn Effective tax rate 30% Returns Total returns of 40 – 60% of underlying earnings through the cycle 39 ©2020, Rio Tinto, All Rights Reserved

Group level financial guidance 2020 production guidance1 2020 costs $14-15/wmt (FOB), based on an Iron Ore Shipments 324 – 334mt (100% basis) Australian dollar exchange rate of $0.67 C&D C1 unit costs 120-135 c/llb Mined Copper 475 – 520kt Refined Copper 165 – 205kt Diamonds 12 – 14m carats Aluminium Modelling guidance provided for Bauxite 55 – 58mt Canadian smelters only (see slide 45) Alumina 7.8 – 8.2mt Aluminium 3.1 – 3.3mt Minerals TiO2 Lower end of 1.2 – 1.4 mt IOC 10.5 – 12.0 mt2 B2O3 ~0.5mt 1 Rio Tinto share unless otherwise stated. 2Total production of pellets and concentrates – mix can flex depending on marketing demand. 40 ©2020, Rio Tinto, All Rights Reserved

Oyu Tolgoi and Turquoise Hill Resources – key dates Rio Tinto: completion of 2020 OT Feasibility Study and updated 3 Mineral Reserves and Mineral Resources1 announced Rio Tinto: Definitive Estimate – projected to be complete 03 July 2020 Q4 2020 Q3 2020 TRQ: to disclose Technical Report2 1 Prepared in accordance with the requirements of the Australian Securities Exchange and the Canadian National Instrument 43101 Standards of Disclosure for Mineral Projects (“NI 43-101”) & CIM definition standards for Mineral Resources and Mineral Reserves (2014) due to change in mineral reserve 2 Will be prepared in accordance with the requirements of NI 43-101 and will be filed on SEDAR 3 Subject to any additional scheduling delays or increases in capital costs arising from the impacts of the ongoing COVID-19 pandemic 41 ©2020, Rio Tinto, All Rights Reserved

Debt maturity profile 30 June 2020 debt maturity profile* $ million Reported gross debt decreased by $0.7 billion to $13.6 billion at 30 June, 2,000 mainly attributable to the EUR 2020 1,800 bond redemption 1,600 Average outstanding debt maturity of 1,400 corporate bonds at ~13 years 1,200 (~ 10 years for Group debt) 1,000 No corporate bond maturities until 2024 800 Liquidity remains strong under stress 600 tests 400 200 $7.5bn back-stop Revolving Credit Facility undrawn throughout the crisis 0 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043+ External borrowings Leases *Numbers based on June 2020 accounting value. The debt maturity profile shows $1.2 billion of capitalised leases under IFRS 16. 42 ©2020, Rio Tinto, All Rights Reserved

Pro-forma net debt reconciliation FY2019 HY 2020 $bn $bn Reported net debt 3.7 4.8 Australian tax top-up in June of following year 1.0 Shareholder returns remaining relating to disposals 0.2 Proforma net debt 4.9 4.8 Note: $0.2bn in 2019 is the remaining share buyback relating to the disposal of coal assets 43 ©2020, Rio Tinto, All Rights Reserved

Modelling EBITDA Underlying EBITDA sensitivity H1 2020 ($m) impact on FY 2020 underlying average / rate EBITDA of 10% price/rate change Copper 249c/lb 276 Aluminium $1,595/t 447 Gold $1,645/oz 38 Iron ore (62% Fe CFR freight-adjusted) $85.1/dmt 1,892 A$ 0.66US$ 542 C$ 0.73US$ 209 Oil (Brent) $41/bbl 55 Note: The sensitivities give the estimated effect on underlying EBITDA assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities include the effect on operating costs but exclude the effect of revaluation of foreign currency working capital. 44 ©2020, Rio Tinto, All Rights Reserved

Modelling aluminium costs Canadian* smelting unit cash** cost sensitivity ($/t) Impact of $100/t change in each of the input costs below will have on our H1 2020 Canadian smelting unit cash cost of $1,196/t Alumina (FOB) $191 Green petroleum coke (FOB) $36 Calcined petroleum coke (FOB) $33 Coal tar pitch (FOB) $8 * Canadian smelters include all fully-owned smelters in Canada (Alma, AP60, Arvida, Grande-Baie, Kitimat, and Laterrière), as well as Rio Tinto’s share of the Becancour and Alouette smelters ** The smelting unit cash costs refer to all costs which have been incurred before casting, excluding depreciation but including corporate allocations and with alumina at market price, to produce one metric tonne of primary aluminium 45 ©2020, Rio Tinto, All Rights Reserved

Application of the returns policy Capital return considerations Comments – Operating cash flow of $5.6 billion 1 Results for H1 2020 – FCF of $2.8 billion – Underlying earnings down 4% to $4.8 billion – Focused on Oyu Tolgoi Long-term growth prospects – Investing in replacing high quality assets in Pilbara, Kennecott and Zulti-South – Ongoing exploration and evaluation programme – Winu Balance sheet strength – Strong balance sheet with net debt of $4.8 billion 40-60 per cent of underlying earnings through the cycle – Pay-out of 53% based on (i) robust financial performance in H1 (ii) strong balance sheet Balanced between growth and shareholder returns – Defined growth pipeline and a strong balance sheet providing capacity for shareholder return – Stable global growth, strong demand for premium products Outlook – Potential for continued price volatility 1 Free cash flow is defined as net cash generated from operating activities less purchases of PP&E less lease principal payments plus sales of PP&E. 46 ©2020, Rio Tinto, All Rights Reserved

COVID-19: Chinese High-frequency data Daily coal consumption of major electricity producers Daily property sales, recovering k tons k sqm 1,000 1,200 800 800 600 400 400 200 0 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2017 2018 2019 2020 2017 2018 2019 2020 Daily Baltic Dry Index % Weekly rebar capacity utilization Index 90 2800 80 2100 70 1400 60 700 The BDI is a composite of the Capesize, Panamax and Supramax Timecharter Averages. Weeks 0 50 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 2017 2018 2019 2020 2017 2018 2019 2020 ©2020, Rio Tinto, All Rights Reserved 46 Source: Market Analysis, CEIC, Wind, Mysteel

COVID-19: Chinese High-frequency data Daily food wholesale price index, easing Daily cement price index vs rebar price Index Index RMB per ton 160 180 5100 140 160 4400 120 140 3700 100 80 120 3000 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan-18 Apr-18 Jul-18 Oct-18 Jan-19 Apr-19 Jul-19 Oct-19 Jan-20 Apr-20 Jul-20 2017 2018 2019 2020 daily cement price index daily rebar price (RHS) Weekly passenger car retail sales Weekly air con sales unit YoY% 200,000 500 400 160,000 300 120,000 200 100 80,000 0 -100 40,000 -200 0 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2017 2018 2019 2020 Offline sales Online sales ©2020, Rio Tinto, All Rights Reserved 47 Source: Market Analysis, CEIC, Wind, AVC

Technology at our core Sustaining our leading Deploying emerging World class talent cost positions technologies Delivering real Proven track record Tackling critical growth options in project study industry challenges through exploration and execution 49 ©2020, Rio Tinto, All Rights Reserved

Leading mining industry innovation R&D / Pilot Phase Deployment start date Deployment 2002 2004 2006 2008 2010 2012 2014 2016 2018 2020 Pilbara remote operations centre Autonomous trucks MAS1 / RTVis2 TM Autonomous drills Automation AutoHaulTM Tailings Press Filter tech AP45 Aluminium Smelter tech AP60 Aluminium Smelter tech TM Process Tech Process Elysis - GHG Free Aluminium Data analytics / data science 3 Data Open Data Environment 1 MAS – Mine Automation System. 2 RTVis – Rio Tinto’s 3D visualisation technology. 3 The Open Data Environment is a proprietary data platform allowing rapid development and use of data analytics, machine learning, Artificial Intelligence, automation and optimisation technologies across Rio Tinto. 50 ©2020, Rio Tinto, All Rights Reserved

RioTinto

Group Income Statement and Cash flow statement

	Rio Tinto Group		Oyu Tolgoi and Turquoise Hill[1]		Proforma Rio Tinto Group (excluding OT and TRQ)[2]	
	Jun-20 YTD Actual ($m)	Jun-19 YTD Actual ($m)	Jun-20 YTD Actual ($m)	Jun-19 YTD Actual ($m)	Jun-20 YTD Actual ($m)	Jun-19 YTD Actual ($m)
Consolidated sales revenue	19,362	20,722	409	735	18,953	19,987
Profit/(loss) after tax for the period	3,451	2,931	(23)	(2,054)	3,474	4,985
- attributable to owners of Rio Tinto (net earnings)	3,316	4,130	66	(641)	3,250	4,771
- attributable to non-controlling interests	135	(1,199)	(89)	(1,413)	224	214
Alternative performance measures (per Financial Information by Business Unit)						
Underlying EBITDA	9,640	10,250	89	306	9,551	9,944
Underlying Earnings	4,750	4,932	11	52	4,739	4,880
Cash flows from operations	8,826	9,429	29	287	8,797	9,142
Capital expenditure	(2,693)	(2,391)	(548)	(651)	(2,145)	(1,740)

Oyu Tolgoi (OT) and Turquoise Hill Resources (TRQ) are fully consolidated in the Rio Tinto accounts – Rio Tinto's economic ownership is 33.5%. These tables are provided to be able to see the OT/TRQ accounts on a stand alone basis.

(1) Represents the amounts shown in the subsidiaries' financial statements prepared in accordance with IFRS under Rio Tinto Group accounting policies, including fair value adjustments, and before intercompany eliminations.

(2) Includes income and expenses arising in other Rio Tinto group companies from transactions with Oyu Tolgoi and Turquoise Hill.

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RioTinto

Group Balance Sheet

	Rio Tinto Group		Oyu Tolgoi and Turquoise Hill[1]		Proforma Rio Tinto Group (excluding OT and TRQ)	
	Jun-20 YTD Actual ($m)	Dec-19 YTD Actual ($m)	Jun-20 YTD Actual ($m)	Dec-19 YTD Actual ($m)	June-20 YTD Actual ($m)	Dec-19 YTD Actual ($m)
Non-current assets	69,376	70,499	10,155	9,589	59,221	60,910
Current assets	15,153	17,303	1,793	2,449	13,360	14,854
Total assets	84,529	87,802	11,948	12,038	72,581	75,764
Current liabilities	(9,400)	(11,125)	(457)	(493)	(8,943)	(10,632)
Non-current liabilities	(31,473)	(31,435)	(4,375)[2]	(4,405)[2]	(27,098)	(27,030)
Total liabilities	(40,873)	(42,560)	(4,832)	(4,898)	(36,041)	(37,662)
Net assets	43,656	45,242	7,116	7,140	36,540	38,102
Equity attributable to owners of Rio Tinto	39,224	40,532	4,876	4,771	34,348	35,761
Attributable to non-controlling interests	4,432	4,710	2,240	2,369	2,192	2,341
Total equity	43,656	45,242	7,116	7,140	36,540	38,102

Alternative performance measures (per Financial Information by Business Unit)						
Operating assets	44,050	44,183	7,569	6,780	36,481	37,403
Net debt	(4,826)	(3,651)	(2,693)	(2,009)	(2,133)	(1,642)
Equity attributable to owners of Rio Tinto	39,224	40,532	4,876	4,771	34,348	35,761

Oyu Tolgoi (OT) and Turquoise Hill Resources (TRQ) are fully consolidated in the Rio Tinto accounts – Rio Tinto's economic ownership is 33.5%. These tables are provided to be able to see the OT/TRQ accounts on a stand alone basis.

(1) Represents the amounts shown in the subsidiaries' financial statements prepared in accordance with IFRS under Rio Tinto Group accounting policies, including fair value adjustments, and before intercompany eliminations.

(2) Rio Tinto plc has provided a guarantee, known as the completion support undertaking (CSU), in favour of the Oyu Tolgoi LLC project finance lenders. At 30 June 2020 and 31 Dec 2019, US$4.3bn of project finance debt was outstanding under this facility.

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